FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

Cedar Point Capital, LLC

Year Ended December 31, 2025
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67704

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _01/01/2025_ AND ENDING _12/31/2025_
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___CEDAR POINT CAPITAL LLC___

TYPE OF REGISTRANT (check all applicable boxes):
[☑] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7300 METRO BLVD #360
_____
(No. and Street)

EDINA	MN	55439
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TODD JOHNSON	(952) 259-6249	TJOHNSON@CEDARPOINTCAPITAL.NET
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Boulay PLLP
_____
(Name – if individual, state last, first, and middle name)

11095 Viking Drive #500	Eden Prairie	MN	55344
(Address)	(City)	(State)	(Zip Code)

10/14/2003	542
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David B. Johnson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cedar Point Capital, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cedar Point Capital, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2025

Contents



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cedar Point Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cedar Point Capital, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

We have served as Cedar Point Capital, LLC's auditor since 2012.

Minneapolis, Minnesota
February 9, 2026

Cedar Point Capital, LLC

Statement of Financial Condition

		12/31/25
Assets		
Cash	$	109,228
Prepaid expenses		15,475
Total assets	$	124,703
Liabilities		
Accrued expenses	$	10,175
Other liabilities		5,470
Total liabilities	$	15,645
Member's equity		
Capital	$	425,500
Accumulated deficit		(316,442)
Total member's equity		109,058
Total liabilities & member's equity	$	124,703

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Operations

	Twelve months ended 12/31/25
Revenues	
Investment banking	$ 2,068,651
Total revenues	$ 2,068,651
Expenses	
Sales Commissions	$ 1,008,299
Salaries and Benefits	880,179
Legal and Audit	62,061
Occupancy and Equipment Rental	48,606
Regulatory	19,580
Communication	7,651
Promotion	6,071
Dues and Subscriptions	3,973
Office Supplies	2,656
Travel	2,290
Other	1,395
Depreciation	667
Total expenses	$ 2,043,428
Net income	$ 25,223

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2025

Balance at December 31, 2024	$	83,835
2025 Net income		25,223
Balance at December 31, 2025	$	109,058

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statement of Cash Flows

	Twelve months ended 12/31/25
Operating activities	
Net income	$ 25,223
Adjustments:	
Depreciation	667
Fair value of warrants received included in revenue	(164,859)
Fair value of warrants issued to employees and brokers included in sales commissions	164,859
Changes in assets & liabilities:	
Prepaid expenses	(482)
Other assets	10,500
Accrued expenses	(4,313)
Other liabilities	4,100
Net cash provided by operating activities	35,695
Net increase in cash	35,695
Cash at beginning of period	73,533
Cash at end of period	$ 109,228

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Notes to Financial Statements

Year Ended December 31, 2025

1. Summary of Significant Accounting Policies

Description of Business

Cedar Point Capital, LLC (CPC or the "Company") advises corporations concerning capital needs and determining the most advantageous means for raising capital. CPC acts as an agent in private placements of debt and equity securities. CPC began operations on April 27, 2007 and is a Minnesota limited liability company.

Exemption from Rule 15c3-3

The Company, pursuant to SEC footnote 74 of the SEC Release No. 34-70073, is considered a Non-Covered firm for exemption purposes and (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Securities Exchange Act (SEA) Rule 15c2-4, (2) does not carry accounts of or for customers; or (3) carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exceptions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and the results could be significant. The most sensitive estimates affecting the financial statements involved the calculation of the fair value of warrants received in conjunction with CPC's agency transactions, which were distributed as compensation to CPC's employees and independent brokers.

Revenue Recognition - Investment Banking

Investment banking revenues include fees arising from private placement securities offerings in which CPC acts as an agent. Fees are typically contingent upon the closing of a financing transaction and are accounted for as variable consideration. Investment banking revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, which is when the shares are or debt is issued by the client. In addition to cash fees, in certain offerings CPC receives non cash consideration typically in the form of warrants to purchase equity in its clients. Warrants are recognized at the fair value upon receipt. The estimated fair value of the warrants received that was included in revenue was $164,859 for the year ending December 31, 2025.

Cedar Point Capital, LLC

Notes to Financial Statements

Year Ended December 31, 2025

1. Summary of Significant Accounting Policies (continued)

Cash

CPC maintains its cash with large financial institutions; the amounts held in these accounts may exceed federally insured levels.

Income Taxes

CPC is organized as a limited liability company under Minnesota state law. As a single member limited liability company, CPC's earnings pass through to the owner and is taxed at the owner's level. Accordingly, no income tax provision has been calculated or recorded in the accompanying financial statements.

Additionally, management evaluates CPC's tax positions, including its status as a tax-exempt, pass-through entity for federal and state tax purposes, and has determined that CPC has taken no uncertain tax positions that require adjustment to the financial statements.

CPC will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. CPC could be subject to Federal and state of Minnesota tax examinations by tax authorities for years 2022 through 2025.

Allocation of Profits and Losses

Profits and losses are allocated among members in proportion to their percentage interests.

Cedar Point Capital, LLC

Notes to Financial Statements

Year Ended December 31, 2025

1. Summary of Significant Accounting Policies (continued)

Reportable Segment

The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Note 1. The Company's Chief Operating Decision Maker ("CODM") is its Chief Compliance Officer. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on the net income and total assets which are the same amounts in all material respects as those reported on the Statement of Operations and Statement of Financial Condition.

2. Net Capital Requirements

CPC, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by the Uniform Net Capital Rule, CPC is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2025, CPC had net capital, as computed under the rule, of $93,583 which was $88,583 in excess of required net capital.

3. Commitments and Contingencies

Leases
All lease expense is recorded in occupancy and equipment rental line item on the Statement of Operations. CPC leases office space in Edina, Minnesota that amounted to $48,606 on the 2025 Statement of Operations. This lease is with a related party as David Johnson, CEO of CPC, who is on the Board of Directors of the Lessor. The term of the lease expires December 31, 2027 and has monthly rent expense of approximately $4,000. Because either party can cancel the lease with 90 days' notice, CPC has elected to account for the lease as a short-term lease and will recognize the lease payments on a straight-line basis over the term of the lease and variable lease payments in the period in which they are incurred.

Cedar Point Capital, LLC

Notes to Financial Statements

Year Ended December 31, 2025

4. Related Party Transactions

Richard Nigon, a sales representative with CPC, is a member of the Board of Directors of EmpNia Inc. and Nightware Inc.

Company	Board Member	2025 Revenue	% of Total 2025 Revenue
EmpNia Inc.	Richard Nigon	$ 979,650	47.4%
NightWare Inc.	Richard Nigon	189,793	9.2%

5. Subsequent Events

CPC has evaluated subsequent events through February 09, 2026, which is the date the financial statements were available to be issued. No subsequent events that required disclosure were noted.

Cedar Point Capital, LLC

Schedule I.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2025

Total member's equity		$ 109,058
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	15,475	
		93,583
Net capital before haircuts on securities positions		93,583
Haircuts on securities positions		-
Net capital		$ 93,583
Aggregate indebtedness - accrued expenses/other liabilities		$ 15,645
Minimum net capital required – 6 2/3% of aggregated indebtedness		$ 1,043
Minimum dollar net capital required		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 88,583
Percentage of aggregate indebtedness to net capital		17%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in CPC's unaudited December 31, 2025 Part IIA FOCUS filing.

See accompanying Report of Independent Registered Public Accounting Firm

Cedar Point Capital, LLC

Schedule II.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2025

The Company has no possession or control obligations because the Company does not
hold customer funds or securities.

The Company relies on Footnote 74 to SEC Release 34-70073 and did not claim an
exemption under paragraph (K) of 17 C.F.R. § 240. 15c3-3.

See accompanying Report of Independent Registered Public Accounting Firm

Cedar Point Capital, LLC

Schedule III.

Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements of the Securities and Exchange Commission

December 31, 2025

The Company does not directly or indirectly receive, hold, or otherwise owe funds or control obligations under SEC rule 15c3-3(b) because it is a "Non-Covered" entity pursuant to Footnote 74 to SEC Release 34-70073 and therefore not subject to the Rule.

See accompanying Report of Independent Registered Public Accounting Firm



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cedar Point Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report claimed under Footnote 74 pursuant to SEC Rule 17a-5, in which (1) Cedar Point Capital, LLC (the "Company") still claims an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 because the Company limits its business activities exclusively to receiving transaction based compensation for private placement of securities where the Company acts as an agent, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities to or for its customers; did not carry accounts of or for its customers; and did not carry PAB accounts and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2025 without exceptions. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 9, 2026

Cedar Point Capital, LLC

Exemption Report Claimed Under Footnote 74

Cedar Point Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company still claims an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and is filing this exemption report on reliance of Footnote 74 of the SEC Release No. 34-70073 because the Company limits its business activities exclusively to receiving transaction based compensation for private placement of securities where the Company acts as an agent, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities to or for its customers (2) did not carry accounts of or for its customers; and (3) did not carry PAB accounts.

(2) The Company met the provisions throughout the most recent fiscal year ended December 31, 2025 without exception.

Cedar Point Capital, LLC

I, David Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
CHIEF EXECUTIVE OFFICER

Date: February 09, 2026